SMSA El Paso II Acquisition Corp.

174 FM 1830

Argyle, Texas 76226

(972) 233-0300

March 2, 2009

United States Securities and Exchange Commission

John Reynolds

Assistant Director

100 F Street, NW

Washington, D.C. 20549

Re:	SMSA El Paso II Acquisition Corp.
Registration Statement on Form 10 Filed February 11, 2009 File No. 0-53334

Dear Mr. Reynolds

This letter is in response to the comments in the Staff’s letter (the “Comment Letter”) dated February 17, 2009 regarding the above filing of SMSA El Paso II Acquisition Corp. (the “Company”) Registration Statement on Form 10. We have filed an amended Registration Statement on Form 10 on March 3, 2009 (Amended Form 10) which reflects the revisions to the Company’s financial statements as noted herein. We also updated the disclosure in the Amended Form 10 to a current date as necessary. We have restated each Staff comment (in bold) and then provided our response to the Comment. The Company supplementally advises the Staff as follows:

Description of Business – Plan of Reorganization, page 4.

Please explain how the date of August 10, 2009 was determined based on the bankruptcy related documents. In your explanation, please cite to the relevant provisions of the documents.

The Staff is advised that capitalized terms herein shall have the meaning designated in Appendix 1 – Schedule of Defined Terms of the Plan (Exhibit 2.1). The Staff is further advised that the Confirmation Order (Exhibit 2.2) consists of two parts, the Finding of Facts and Conclusions of Law (Part I) and Bankruptcy Court Orders (Part II).

The Effective Date of the Plan occurred on August 10, 2007. Pursuant to the provisions for determining the Effective Date, the Debtors selected a Business Day within the parameters set forth in the definition of the Effective Date. Pursuant to Part II, Section 52 “Notice of Entry of Confirmation Order” of the Confirmation Order, the Debtors (through their attorney) notified all parties-in-interest of the entry of the Confirmation Order, the occurrence of the Effective Date, which was set forth therein as August 10, 2007, and other required matters. The Notice of Entry of Confirmation Order has been filed as Exhibit 2.3 to the Amended Form 10.

The computation of August 10, 2009 as the date by which the registrant had to complete a reverse merger transaction was determined in accordance with the provisions of the definition of Consummation of the Plan Date. There are two separate schedules within the definition, each of which have specific triggering events. As the Purchaser (which was not HFG) did not acquire the New Equity Interests, as discussed in the following paragraph, all Debtors (excluding Serenity) became Target Debtors which in turn triggered the applicability of the second schedule. In accordance with the provisions of the second schedule, the Consummation of the Plan Date for SMSA El Paso II Acquisition Corp. was established as not later than 24 months after the Effective Date, or August 10, 2009.

The Plan provided for post confirmation financing by the Post Confirmation Credit Facility. See Article V, Section 5.5 “Post Confirmation Financing” of the Plan. The Purchaser (as specifically identified in Part I, Section 22 – “Auction” of the Confirmation Order) elected to purchase the Acquired Assets in lieu of the New Equity Interests. Also see Part II, Section 15 “Approval of Sale of Acquired Assets “ of the Confirmation Order. Thus as noted in the Reorganization Debtors definition as a result of the election of the Purchaser to acquire substantially all of the assets of the SMSA II Debtors instead of the Net Equity Interests, the SMSA II Debtors (as Target Debtors) became Post Confirmation Debtors upon the Effective Date and as such subject to the drop dead dates set forth in the second schedule in the Consummation of the Plan Date definition.

Note B – Bankruptcy Action

It appears you determined the net gain on bankruptcy liquidation as the difference between pre-confirmation assets and liabilities. As a result of the Plan, we note that the liabilities subject to compromise did not appear to be extinguished on a dollar-for-dollar basis and there appears to have been a loss on the current assets abandoned through bankruptcy. Tell us and quantify how the effects of the Plan (including any additional gain or loss) are reflected in the financial statements. Revise as necessary.

Pursuant to the Staff’s comment, we have revisited the impact of the effects of the Plan of Reorganization on our calculations, accounting and financial statement presentation(s) in light of the actual economic steps set forth in the bankruptcy action.

The initial step was the surrender and transfer of all secured operating assets to the bankruptcy trust and the transfer/offset of all related secured debt and all intercompany debt as the Chapter 11 filing for this entity and all related entities were consolidated into a single liquidating trust. In revisiting this step, we noted that the surrender of the secured operating assets and related debt, which recreated the initial discontinuance of operations, yields a loss of $(130,161).

The next step was the total discontinuance of all operations of the entity. This step caused the abandonment of certain deferred expenses and deposits which were then charged directly to operations. In revisiting this step, we charged an additional $(17,190) to operations for the finalization of our discontinuance of operations.

These two steps generate an aggregate loss on the discontinuance of operations, net of income tax effect, of $(147,351) as opposed to the initially reported gain of $636,071, which is reported in the Statement of Operations under the caption “Discontinued Operations”. The difference created by this revision related to the revised treatment of unsecured trade accounts payable, the treatment of which is discussed below.

The last step is the recasting of unsecured trade accounts payable as a component of the recapitalization of the entity as mandated by the Plan of Reorganization. The holders of the trade payables, pursuant to the Plan, received approximately 20% of the newly issued shares of the entity, with the remaining 80% going to other holders of preferred claims, as defined in the Plan. Pursuant to the requirements of SOP 90-7, the Company qualified for fresh start accounting with all continuing assets and liabilities reset to their fair value at the date of the bankruptcy settlement (August 1, 2007). The only continuing asset was $1,000 cash to be transferred from the bankruptcy trust to the new-to-be-formed corporation.

Pursuant to the appropriate accounting standards for long-lived assets, specifically any excess reorganization value (either positive or negative), management determined that a position of “no value” was appropriate to the calculation of any excess reorganization value as there would be no ongoing operations, no significant assets, no continuing liabilities and an uncertain business plan going forward.

Accordingly, as required by the Plan, the remaining unsecured trade payables were to be a component of the recapitalization of the entity. In fact, these amounts were mechanically equal to the offset to the pre-settlement accumulated deficit and other equity accounts as adjusted for the sole asset of $1,000 transferred from the bankruptcy trust and the issuance of an aggregate of 500,004 shares of completely new and previously unissued shares of common stock to a population that was never a shareholder of the entity prior to the settlement transaction. The effect of the cancellation and elimination of all pre-settlement equity accounts, the capitalization of all unsecured trade payments and the issuance of new shares of common stock is reflected in the Statement of Changes in Stockholders’ Equity.

Accordingly, as the effects of the Plan are reflected in the financial statements : (1) the abandonment of the pre-bankruptcy operating activities and the related assets and liabilities created an aggregate loss of $(147,351) and this is reported in the Statement of Operations, and (2) the recapitalization of the entity eliminated all outstanding unsecured trade payables, the elimination of all pre-settlement equity accounts, including all common stock, additional paid-in capital and accumulated deficits and was supported by the receipt of $1,000 from the bankruptcy trust and the issuance of 500,004 shares of completely new common stock in the court-mandated new corporate entity and this is reported in the Statement of Changes in Stockholders’ Equity.

We specifically note that there was no change in the presentation of the previously reported Balance Sheets nor the Statement of Operations, Changes in Stockholders’ Equity or Cash Flows for any period subsequent to August 1, 2007.

We have discussed this reevaluation with our auditor and they concur with our revised positions.

We have made adjustments to the Statement of Operations and Comprehensive Loss, Statement of Changes in Stockholders’ Equity (Deficit), and Statement of Cash Flows as necessary to reflect the revisions to the Company’s financial statements as discussed above. We have also noted in Note A – Background and Description of Business, second paragraph, that the effective date of the Plan was August 10, 2007. We have also made revisions to the “Adjustment to Record Confirmation of the Plan” schedules in Note B – Bankruptcy Action and added explanatory footnotes to explain the adjustments.

If you have any questions or further comments, please contact our counsel, Richard B. Goodner at telephone 214-587-0653 or fax 817-488-2453.

Very truly yours,

/s/ Richard Crimmins

Richard Crimmins

President and Chief Executive Officer